

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

Paul R. Lundstrom
Chief Financial Officer
Aerojet Rocketdyne Holdings, Inc.
222 N. Sepulveda Blvd., Suite 500
El Segundo, California 90245

      Re: Aerojet Rocketdyne Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 21, 2018
          File No. 001-01520

Dear Mr. Lundstrom:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Net Cash Provided by Operating Activities, page 38

1. In your analysis of operating cash flow, you refer to "income before income taxes adjusted for non-cash items." Please explain to us and disclose how this amount is determined.

2. Your discussion in regard to net cash provided by/used in operating activities in the Form 10-K and Form 10-Q for the fiscal period ended March 31, 2018 appears to be focused on how the amount of operating cash was derived for each period presented. Pursuant to instructions 1 and 4 of Instructions to Item 303(a), and the introductory paragraph of Item 303(b) and instruction 3 of Instructions to Item 303(b), of Regulation S-K, your discussion should be an analysis of the change in operating cash flow between comparable periods.

A portion of the change between periods is apparent from your current analysis. However, changes in other items, e.g., working capital, may not be apparent. Please revise your discussion to include a comparative analysis of all material items contributing to the change in operating cash flow between comparable periods.

Contractual Obligations , page 41

3.	You disclose below the table that you also issue purchase orders and make other commitments to suppliers for equipment, materials, and supplies in the normal course of business. Please tell us what consideration was given to including these purchase orders and commitments in the contractual obligation table above. Refer to Item 303(a)(5)(D) of Regulation S-K for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure